SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K



  X              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
 ---                     SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999

                                        or

 ---           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the transition period from _____ to _____

                                _______________




             SALARY DEFERRAL SAVINGS PLAN OF ENGELHARD CORPORATION
             -----------------------------------------------------
                            (Full title of the plan)


                             ENGELHARD CORPORATION
                   (Exact name of issuer as specified in its charter)

101 WOOD AVENUE, ISELIN, NEW JERSEY                              08830
-----------------------------------                            ---------
(Address of principal executive offices)                       (Zip code)


          DELAWARE                                            22-1586002
-------------------------------                        ----------------------
(State or other jurisdiction of                             (IRS Employer
incorporation or organization)                         Identification Number)

                          Salary Deferral Savings Plan
                            of Engelhard Corporation
                               Table of Contents





                      Description                                    Page
                      -----------                                    ----

Report of Independent Accountants                                    3-4

Statements of Financial Condition                                    5-10
  at December 31, 1999 and 1998

Statements of Income and Changes in Plan Equity                     11-19
 for each of the three years in the period ended December 31, 1999

Notes to Financial Statements                                       20-29

Supplemental Schedule
  Schedule of Investments at December 31, 1999 and 1998             30-31

Consent of Independent Public Accountants                           32-33

                       Report of Independent Accountants
                       ---------------------------------


To the Pension and Employee Benefit Committee of Engelhard Corporation:


     We have audited the accompanying Statement of Financial Condition of the Salary Deferral Savings Plan of Engelhard Corporation (the "Plan") as of December 31, 1999 and the related Statement of Income and Changes in Plan Equity for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1999, and the income and changes in plan equity for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Investments is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP
New York, New York
June 20, 2000

                        Report of Independent Accountants
                        ---------------------------------


To the Pension and Employee Benefit Plans Committee of Engelhard Corporation:

     In our opinion, the Statement of Financial Condition as of December 31, 1998 and the related Statements of Income and Changes in Plan Equity for each of the two years in the period ended December 31, 1998 listed on the Table of Contents on page 2 of this Form 11-K present fairly, in all material respects, the financial condition and the income and changes in plan equity of the Salary Deferral Savings Plan of Engelhard Corporation at December 31, 1998 and for each of the two years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents on page 2 of this Form 11-K is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule as of December 31, 1998 has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

     We have not audited the financial statements and the supplemental schedule of the Salary Deferral Savings Plan of Engelhard Corporation for any period subsequent to December 31, 1998.


PRICEWATEHOUSECOOPERS
New York, New York
June 18, 2000

                                                    Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                                 Statement of Financial Condition
                                                       at December 31, 1999
                                                          (Page 1 of 3)






                                       Company        Fixed        Windsor II     Windsor                      Equity
                                        Stock         Income         Growth        Growth       Balanced       Index
                                        Fund           Fund           Fund          Fund          Fund          Fund

                                     -----------   -----------   ------------   -----------   -----------   -----------
Assets:

Investments, at fair value
 (combined cost of $165,596,502)     $46,599,093   $29,270,606     $4,554,032   $25,595,624   $15,147,280   $25,078,115


Contributions Receivable:
   Participants                          125,811       107,080         46,547       124,191        76,662       119,452
   Engelhard Corporation                 259,088             -              -             -             -             -


Promissory notes from participants             -             -              -             -             -             -
                                     -----------   -----------    -----------   -----------    ----------    ----------


Total assets                         $46,983,992   $29,377,686     $4,600,579   $25,719,815   $15,223,942   $25,197,567
                                     ===========   ===========    ===========   ===========   ===========   ===========


Plan equity:

Plan equity                          $46,983,992   $29,377,686     $4,600,579   $25,719,815   $15,223,942   $25,197,567
                                     ===========   ===========    ===========   ===========   ===========   ===========



                                          See Accompanying Notes to Financial Statements


                                                    Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                                 Statement of Financial Condition
                                                       at December 31, 1999
                                                          (Page 2 of 3)


                                                                                                    Life           Life
                                   International       Small        Short-Term       Prime        Strategy       Strategy
                                       Growth           Cap            Bond           Cap          Growth         Income
                                        Fund            Fund           Fund          Fund           Fund           Fund
                                   -------------     ----------     ----------     ---------      ---------     ----------

Assets:

Investments, at fair value
 (combined cost of $165,596,502)      $4,347,535     $3,406,357     $1,821,626     $9,685,868    $3,449,469     $505,578



Contributions receivable:
   Participants                           28,322         20,258         11,986        61,337         46,688        4,388
   Engelhard Corporation                       -              -              -             -              -            -



Promissory notes from participants             -              -              -             -              -            -
                                      ----------     ----------     ----------    ----------     ----------     --------


Total assets                          $4,375,857     $3,426,615     $1,833,612    $9,747,205     $3,496,157     $509,966
                                      ==========     ==========     ==========    ==========     ==========     ========

Plan equity:

Plan equity                           $4,375,857     $3,426,615     $1,833,612    $9,747,205     $3,496,157     $509,966
                                      ==========     ==========     ==========    ==========     ==========     ========



                                          See Accompanying Notes to Financial Statements


                                                    Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                                 Statement of Financial Condition
                                                       at December 31, 1999
                                                          (Page 3 of 3)


                                           Life Strategy       Vanguard      Life Strategy
                                            Conservative         U.S.           Moderate
                                               Growth           Growth           Growth          Loan
                                                Fund             Fund             Fund           Fund         Combined
                                           -------------      ----------     -------------    ----------    ------------

Assets:

Investments, at fair value
 (combined cost of 165,596,502)             $1,131,393        $11,462,671      $2,889,310     $        -    $184,944,557



Contributions receivable:
   Participants                                  6,830            83,031           24,646              -         887,229
   Engelhard Corporation                             -                 -                -              -         259,088



Promissory notes from participants                   -                 -                -      8,362,942       8,362,942
                                            ----------        -----------      ----------     ----------    ------------


Total assets                                $1,138,223        $11,545,702      $2,913,956     $8,362,942    $194,453,816
                                            ==========        ===========      ==========     ==========    ============

Plan equity:

Plan equity                                 $1,138,223        $11,545,702      $2,913,956     $8,362,942    $194,453,816
                                            ==========        ===========      ==========     ==========    ============



                                          See Accompanying Notes to Financial Statements


                                                    Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                                 Statement of Financial Condition
                                                       at December 31, 1998
                                                          (Page 1 of 3)






                                        Company           Fixed           Windsor     Windsor II                        Equity
                                         Stock            Income          Growth        Growth         Balanced         Index
                                         Fund              Fund            Fund          Fund            Fund            Fund

                                      -----------      -----------    ------------    -----------     -----------     -----------
Assets:

Investments, at fair value
 (combined cost of $142,886,268)       $45,391,121     $27,603,965     $26,638,674     $4,907,253     $14,624,519     $18,577,286


Contributions Receivable:
   Participants                            148,215         115,885         152,035         50,738          84,517         117,023
   Engelhard Corporation                   264,995               -               -              -               -               -


Promissory notes from participants          64,354          38,946          37,640          6,966          20,666          26,265
                                       -----------     -----------     -----------     ----------      ----------      ----------


Total assets                           $45,868,685     $27,758,796     $26,828,349     $4,964,957     $14,729,702     $18,720,574
                                       ===========     ===========     ===========     ==========     ===========     ===========


Plan equity:

Plan equity                            $45,868,685     $27,758,796     $26,828,349     $4,964,957     $14,729,702     $18,720,574
                                       ===========     ===========     ===========    ===========     ===========     ===========



                                          See Accompanying Notes to Financial Statements


                                                    Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                                 Statement of Financial Condition
                                                       at December 31, 1998
                                                          (Page 2 of 3)


                                                                                                          Life           Life
                                           International         Small        Short-Term     Prime      Strategy       Strategy
                                               Growth             Cap            Bond         Cap        Growth         Income
                                                Fund              Fund           Fund        Fund         Fund           Fund
                                           -------------       ----------     ----------    ------      ---------     ----------

Assets:

Investments, at fair value
 (combined cost of $142,886,286)              $3,521,901       $2,894,830     $2,047,021   $2,589,252    $2,060,528     $483,341



Contributions receivable:
   Participants                                   28,877           24,964         14,792       29,990        35,867        3,172
   Engelhard Corporation                               -                -              -            -             -            -



Promissory notes from participants                 4,989            4,102          2,897        3,680         2,945          684
                                              ----------        ---------       --------   ----------      --------     --------


Total assets                                  $3,555,767       $2,923,896     $2,064,710   $2,622,922    $2,099,340     $487,197
                                              ==========       ==========       ========   ==========    ==========     ========

Plan equity:

Plan equity                                   $3,555,767       $2,923,896     $2,064,710   $2,622,922    $2,099,340     $487,197
                                              ==========       ==========     ==========   ==========    ==========     ========




                                          See Accompanying Notes to Financial Statements


                                                    Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                                 Statement of Financial Condition
                                                       at December 31, 1998
                                                          (Page 3 of 3)


                                           Life Strategy       Vanguard      Life Strategy
                                            Conservative         U.S.           Moderate
                                               Growth           Growth           Growth          Loan
                                                Fund             Fund             Fund           Fund         Combined
                                           -------------      ----------     -------------    ---------     ------------

Assets:

Investments, at fair value
 (combined cost of 142,886,268)               $891,549        $6,325,365      $1,649,482      $        -    $160,206,087



Contributions receivable:
   Participants                                 10,265            66,474          23,419               -         906,233
   Engelhard Corporation                             -                 -               -               -         264,995



Promissory notes from participants               1,267             8,980           2,350       7,493,128       7,719,859
                                              --------        ----------      ----------      ----------    ------------


Total assets                                  $903,081        $6,400,819      $1,675,251      $7,493,128    $169,097,174
                                              ========        ==========      ==========      ==========    ============

Plan equity:

Plan equity                                   $903,081        $6,400,819      $1,675,251      $7,493,128    $169,097,174
                                              ========        ==========      ==========      ==========    ============




                                          See Accompanying Notes to Financial Statements


                                                  Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1999
                                                          (Page 1 of 3)


                                            Company       Fixed       Windsor II     Windsor                       Equity
                                             Stock        Income        Growth       Growth        Balanced        Index
                                             Fund          Fund          Fund         Fund           Fund           Fund
                                         -----------    ----------   -----------   -----------   ------------   ------------

Net investment income:
  Dividends                              $   870,089    $        -    $  575,361   $ 3,298,695   $ 1,131,379    $ 1,054,844
  Interest                                         -     1,662,939             -             -             -              -
                                         -----------    ----------    ----------   -----------   ------------   ------------

                                             870,089     1,662,939       575,361     3,298,695     1,131,379      1,054,844

Contributions and other receipts:
  Participants                             1,895,072       405,874     1,188,548     2,023,196     1,435,212      2,118,797
  Engelhard Corporation                    2,968,262             -             -             -             -              -
                                         -----------    ----------    ----------   -----------   ------------   ------------

                                           4,863,334       405,874     1,188,548     2,023,196     1,435,212      2,118,797

Net realized gain (loss) on disposition
  of investments                           1,232,897             -      (122,284)      301,646       594,599      1,043,816

Unrealized appreciation (depreciation)
  of investments                          (2,322,572)            -      (813,849)     (692,583)     (955,994)     3,074,287

Distributions                             (3,194,340)   (4,721,069)     (403,530)   (3,188,439)     (997,098)    (2,502,946)

Other Expenses                                (1,000)       (3,500)         (421)         (920)       (1,040)          (159)

Transfers                                   (333,101)      774,345      (788,203)   (3,539,305)   (1,132,442)     1,014,580

Transfer from Mearl Profit Sharing Plan            -     3,500,301             -       689,176       419,624        673,774
                                         ------------  ------------   ----------   -----------   ------------   ------------

Change in net assets                       1,115,307     1,618,890      (364,378)   (1,108,534)      494,240      6,476,993


Plan equity, beginning of year            45,868,685    27,758,796     4,964,957    26,828,349    14,729,702     18,720,574
                                         ------------  -----------    ----------   -----------   ------------   ------------

Plan equity, end of year                 $46,983,992   $29,377,686    $4,600,579   $25,719,815   $15,223,942    $25,197,567
                                         ============  ===========    ==========   ===========   ============   ============


                                          See Accompanying Notes to Financial Statements

                                                   Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1999
                                                          (Page 2 of 3)


                                                                                                  Life         Life
                                  International      Small       Short-Term       Prime         Strategy     Strategy
                                      Growth          Cap            Bond          Cap           Growth       Income
                                       Fund           Fund           Fund          Fund           Fund         Fund
                                  -------------    ----------    ----------    -----------      --------     --------

Net investment income:
  Dividends                         $  215,561     $  307,895    $  110,367    $  644,262     $   95,194     $ 25,989
  Interest                                   -              -             -             -              -            -
                                    ----------     ----------    ----------    ----------     ----------     --------

                                       215,561        307,895       110,367       644,262         95,194       25,989


Contributions and other receipts:
  Participants                         571,890        531,408       224,115     1,070,318        954,648      328,907
  Engelhard Corporation                      -              -             -             -              -            -
                                    ----------     ----------    ----------    ----------     ----------     --------

                                       571,890        531,408       224,115     1,070,318        954,648      328,907


Net realized gain (loss) on
   disposition of investments          165,646         15,374       (10,051)      158,175         66,654        5,868

Unrealized appreciation
  (depreciation) of investments        527,452        319,072       (43,456)    1,304,969        316,441      (15,142)


Distributions                         (325,338)      (406,007)     (152,946)     (527,651)      (227,841)     (53,674)

Other expenses                            (380)        (6,127)         (339)            -           (121)         (58)

Transfers                             (430,541)      (406,008)     (430,883)    4,474,210        (14,184)    (383,603)

Transfer from Mearl Profit Sharing
 Plan                                   95,800        147,112        72,095             -        206,026      114,482
                                     ----------     ----------    ----------    ----------     ----------    ---------

Change in net assets                   820,090        502,719      (231,098)    7,124,283      1,396,817       22,769


Plan equity, beginning of year       3,555,767      2,923,896     2,064,710     2,622,922      2,099,340      487,197
                                    ----------     ----------    ----------    ----------     ----------     --------

Plan equity, end of year            $4,375,857     $3,426,615    $1,833,612    $9,747,205     $3,496,157     $509,966
                                    ==========     ==========    ==========    ==========     ==========     ========


                                          See Accompanying Notes to Financial Statements

                                                   Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1999
                                                          (Page 3 of 3)


                                                  Life                           Life
                                                Strategy       Vanguard        Strategy
                                              Conservative       U.S.          Moderate
                                                 Growth         Growth          Growth         Loan
                                                  Fund           Fund            Fund          Fund          Combined
                                              ------------    ----------     -----------    ----------     ------------

Net investment income:
  Dividends                                    $ 48,864       $  556,294       $102,845     $        -     $  9,037,639
  Interest                                            -                -              -        668,384        2,331,323
                                               ----------     ----------     ----------     ----------     ------------

                                                 48,864          556,294        102,845        668,384       11,368,962


Contributions and other receipts:
  Participants                                  179,838        1,189,732      1,287,998          2,386       15,407,939
  Engelhard Corporation                               -                -              -              -        2,968,262
                                               ----------     ----------     ----------     ----------     ------------

                                                179,838        1,189,732      1,287,998          2,386       18,376,201


Net realized gain (loss) on
  disposition of investments                     13,886          199,138         51,720              -        3,717,084

Unrealized appreciation
  (depreciation) of investments                  13,351        1,187,375        128,885              -        2,028,236


Distributions                                   (48,009)        (436,153)      (767,793)      (374,253)     (18,327,087)

Other expenses                                      (80)            (420)          (365)             -          (14,930)

Transfers                                      (205,240)       1,521,123         (2,791)      (117,957)               -

Transfer from Mearl Profit Sharing Plan         232,532          927,794        438,206        691,254        8,208,176
                                               ---------      ----------     ----------     ----------     ------------

Change in net assets                            235,142        5,144,883      1,238,705        869,814       25,356,642

Plan equity, beginning of year                  903,081        6,400,819      1,675,251      7,493,128      169,097,174
                                               ----------    -----------     ----------     ----------     ------------

Plan equity, end of year                       $1,138,223    $11,545,702     $2,913,956     $8,362,942     $194,453,816
                                               ==========    ===========     ==========     ==========     ============


                                          See Accompanying Notes to Financial Statements

                                                  Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1998
                                                          (Page 1 of 3)


                                        Company       Fixed       Windsor II      Windsor                         Equity
                                         Stock        Income        Growth        Growth         Balanced         Index
                                          Fund        Fund           Fund          Fund            Fund            Fund
                                       -----------   ---------    ----------   -----------    ------------    ------------

Net investment income:
  Dividends                           $   867,717   $         -    $  480,958    $ 2,348,860    $ 1,061,504     $   893,993
  Interest                                      -     1,554,014             -              -              -               -
                                      -----------    ----------    ----------    -----------    ------------    ------------

+                                         867,717     1,554,014       480,958      2,348,860      1,061,504         893,993

Contributions and other receipts:
  Participants                          1,985,958     2,192,249     1,104,066      2,722,046      1,579,287       2,414,546
  Engelhard Corporation                 2,737,289            -              -              -              -               -
                                      -----------    ----------    ----------    -----------    ------------    ------------

                                        4,723,247     2,192,249     1,104,066      2,722,046      1,579,287       2,414,546

Net realized gain on
  disposition of investments            1,296,766             -        36,947        688,133        369,087         442,270

Unrealized appreciation
  (depreciation) of investments         4,043,066             -       (95,848)    (2,683,638)     1,338,686       1,930,598


Distributions                          (2,137,372)   (2,127,811)     (145,165)    (1,236,865)      (619,478)       (611,951)


Transfers                              (5,494,181)    1,408,373     3,583,999     (5,535,552)       550,091         888,012
                                      ------------  ------------   ----------     -----------   ------------     -----------

Change in net assets                    3,299,243     3,026,825     4,964,957     (3,697,016)     4,279,177       5,957,468


Plan equity, beginning of year         42,569,442    24,731,971             -     30,525,365     10,450,525      12,763,106
                                      ------------  -----------    ----------    -----------    ------------    ------------

Plan equity, end of year              $45,868,685   $27,758,796    $4,964,957    $26,828,349    $14,729,702     $18,720,574
                                      ============  ===========    ==========    ===========    ============    ============


                                          See Accompanying Notes to Financial Statements

                                                   Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1998
                                                          (Page 2 of 3)


                                                                                                            Life           Life
                                             International      Small          Short-Term     Prime       Strategy       Strategy
                                                 Growth          Cap              Bond         Cap         Growth         Income
                                                  Fund           Fund             Fund        Fund          Fund           Fund
                                             -------------    ----------       ----------    ------       --------       --------

Net investment income:
  Dividends                                    $   68,741     $  225,951        $ 85,641   $   89,906   $   66,175       $ 25,396
  Interest                                              -              -               -            -            -              -
                                               ----------     ----------        --------   ----------   ----------       --------

                                                   68,741        225,951          85,641       89,906       66,175         25,396


Contributions and other receipts:
  Participants                                    616,111        577,338         396,887      593,467    1,015,800        141,292
  Engelhard Corporation                                 -              -               -            -         -              -
                                               ----------     ----------       ---------   ----------   ----------       --------

                                                  616,111        577,338         396,887      593,467    1,015,800        141,292


Net realized gain on disposition
  of investments                                   96,006         66,958           2,267        5,255       28,451          5,382

Unrealized appreciation
  (depreciation) of investments                   336,936       (335,259)          1,825      259,756      163,107          6,386


Distributions                                    (294,106)      (129,823)        (43,909)      (1,705)     (44,657)          (845)

Transfers                                        (310,468)      (247,396)        788,400    1,676,243      114,004         36,183
                                               ----------     ----------      ----------   -----------   ----------       --------

Change in net assets                              513,220        157,769       1,231,111    2,622,922    1,342,880        213,794


Plan equity, beginning of year                  3,042,547      2,766,127         833,599            -      756,460        273,403
                                               ----------     ----------        --------   -----------    --------       --------

Plan equity, end of year                       $3,555,767     $2,923,896      $2,064,710   $2,622,922   $2,099,340       $487,197
                                               ==========     ==========      ==========   ==========   ==========       ========


                                          See Accompanying Notes to Financial Statements

                                                   Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1998
                                                          (Page 3 of 3)


                                                  Life                            Life
                                                Strategy       Vanguard         Strategy
                                              Conservative       U.S.           Moderate
                                                 Growth         Growth           Growth        Loan
                                                  Fund           Fund             Fund         Fund          Combined
                                              ------------    ----------       ---------    ----------     ------------

Net investment income:
  Dividends                                    $ 35,267       $  378,919       $ 65,440     $        -     $  6,694,468
  Interest                                            -                -              -        510,419        2,064,433
                                               --------       ----------       --------     ----------     ------------

                                                 35,267          378,919         65,440        510,419        8,758,901


Contributions and other receipts:
  Participants                                  271,268        1,162,658        693,404        351,398       17,817,775
  Engelhard Corporation                               -                -              -              -        2,737,289
                                               --------       ----------     ----------     ----------     ------------

                                                271,268        1,162,658        693,404        351,398       20,555,064


Net realized gain on disposition
  of investments                                    783           79,276         20,847              -        3,138,428

Unrealized appreciation
  (depreciation) of investments                  39,509          750,006        109,325              -        5,864,455


Distributions                                  ( 22,359)         (56,102)      (118,744)      (229,669)      (7,820,561)

Transfers                                       355,457        2,213,195        136,728       (163,088)               -
                                               ---------       ----------      ---------    -----------    -------------

Change in net assets                            679,925        4,527,952        907,000        469,060       30,496,287

Plan equity, beginning of year                  223,156        1,872,867        768,251      7,024,068      138,600,887
                                               --------       ----------       --------     ----------     ------------

Plan equity, end of year                       $903,081       $6,400,819     $1,675,251     $7,493,128     $169,097,174
                                               ========       ==========     ==========     ==========     ============

                                          See Accompanying Notes to Financial Statements

                                                  Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1997
                                                          (Page 1 of 3)



                                                Company          Fixed          Windsor                         Equity
                                                 Stock           Income         Growth        Balanced          Index
                                                 Fund             Fund           Fund           Fund             Fund
                                             -----------       ---------      ----------     -----------      ----------

Net investment income:
  Dividends                                  $   819,447      $        -     $ 4,880,851   $    791,374      $1,558,580
  Interest                                             -       1,517,387               -              -               -
                                             -----------      ----------     -----------     -----------     -----------

                                                 819,447       1,517,387       4,880,851        791,374      $1,558,580

Contributions and other receipts:
  Participants                                 2,312,800       2,230,370       2,880,465      1,164,206       1,385,640
  Engelhard Corporation                        2,404,098               -               -              -               -
                                             -----------      ----------     -----------     -----------    ------------

                                               4,716,898       2,230,370       2,880,465      1,164,206       1,385,640

Net realized gain (loss) on disposition
  of investments                               1,299,661               -         703,758        252,369         249,513

Unrealized appreciation (depreciation)
  of investments                              (5,192,044)              -        (436,574)     1,030,888       1,239,613

Transaction fees                                       -               -               -              -               -

Distributions                                 (2,077,923)     (2,597,410)     (1,466,096)      (611,512)       (536,238)


Transfers                                     (2,413,985)     (1,799,344)      1,233,660        657,446         753,675
                                             ------------    ------------    -----------    ------------    ------------

Change in net assets                          (2,847,946)       (648,997)      7,796,064      3,284,771       4,650,783


Plan equity, beginning of year                45,417,388      25,380,968      22,729,301      7,165,754       8,112,323
                                             ------------    -----------     -----------    ------------    ------------

Plan equity, end of year                     $42,569,442     $24,731,971     $30,525,365    $10,450,525     $12,763,106
                                             ============    ===========     ===========    ============    ============


                                          See Accompanying Notes to Financial Statements

                                                   Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1997
                                                          (Page 2 of 3)

                                                                                                Life            Life
                                             International       Small         Short-Term     Strategy        Strategy
                                                 Growth           Cap              Bond        Growth          Income
                                                  Fund            Fund             Fund         Fund            Fund
                                             -------------      --------       ----------     --------       ---------

Net investment income:
  Dividends                                    $  128,390       $157,508         $56,581      $ 26,828       $  8,018
  Interest                                              -              -               -             -              -
                                               ----------     ----------         -------      --------       --------

                                                  128,390        157,508          56,581        26,828          8,018


Contributions and other receipts:
  Participants                                    563,616        473,715         209,656       259,086         22,287
  Engelhard Corporation                                 -              -               -             -              -
                                               ----------     ----------         -------      --------       --------

                                                  563,616        473,715         209,656       259,086         22,287


Net realized gain (loss) on disposition
  of investments                                  102,799         70,631             436         4,505         (7,823)

Unrealized appreciation
  (depreciation) of investments                  (150,130)       193,843           4,357        33,100          5,394


Transaction fees                                        -        (10,442)              -             -              -

Distributions                                    (189,083)      (253,681)       (240,736)      (39,348)       (95,877)

Transfers                                         139,613        381,406          70,174       312,348        232,468
                                               -----------    -----------        --------     ---------      ---------

Change in net assets                              595,205      1,012,980         100,468       596,519        164,467


Plan equity, beginning of year                  2,447,342      1,753,147         733,131       159,941        108,936
                                               ----------     ----------         -------      --------       --------

Plan equity, end of year                       $3,042,547     $2,766,127        $833,599      $756,460       $273,403
                                               ==========     ==========        ========      ========       ========


                                          See Accompanying Notes to Financial Statements

                                                   Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1997
                                                          (Page 3 of 3)


                                                  Life                            Life
                                                Strategy        Vanguard        Strategy
                                              Conservative        U.S.          Moderate
                                                 Growth          Growth          Growth         Loan
                                                  Fund            Fund            Fund          Fund         Combined
                                              ------------      --------       ---------      --------     ------------

Net investment income:
  Dividends                                    $ 13,432         $ 71,659       $ 31,473     $        -     $  8,544,141
  Interest                                            -                -              -        555,647        2,073,034
                                               --------         --------       --------     ----------     ------------

                                                 13,432           71,659         31,473        555,647       10,617,175


Contributions and other receipts:
  Participants                                  130,609          435,224        295,982              -       12,363,656
  Engelhard Corporation                               -                -              -              -        2,404,098
                                               --------         --------       --------     ----------     ------------

                                                130,609          435,224        295,982              -       14,767,754


Net realized gain (loss) on disposition
  of investments                                 25,888          (22,168)         6,145              -        2,685,714

Unrealized appreciation
  (depreciation) of investments                     415          173,795         49,959              -       (3,047,384)


Transaction fees                                      -                -              -              -          (10,442)

Distributions                                  (261,176)         (43,745)       (32,252)      (330,664)      (8,775,741)

Transfers                                       128,884          289,003        236,737       (222,085)               -
                                               --------         --------       --------     ----------     ------------

Change in net assets                             38,052          903,768        588,044          2,898       16,237,076

Plan equity, beginning of year                  185,104          969,099        180,207      7,021,170      122,363,811
                                               --------         --------       --------     ----------     ------------

Plan equity, end of year                       $223,156       $1,872,867       $768,251     $7,024,068     $138,600,887
                                               ========       ==========       ========     ==========     ============

                                          See Accompanying Notes to Financial Statements

Notes to Financial Statements

Note 1 - Description of the Plan

     The Salary Deferral Savings Plan of Engelhard Corporation (the Plan), as amended and restated as of April 6, 2000 is designed to provide eligible employees of Engelhard Corporation (the Company) an opportunity to save part of their income by having the Company reduce their compensation and contribute the amount of the reduction to the Plan on a tax deferred and/or post-tax basis.

     The following plan description is provided for general information purposes. Participants of the Plan should refer to the Plan Document for more detailed and complete information.

Eligibility
-----------
Except as specifically included or excluded by the Board of Directors of the Company (the Board), United States salaried employees of the Company and its wholly-owned (directly or indirectly) domestic subsidiaries and all non-collectively bargained hourly employees are eligible to participate in the Plan.

Contributions
-------------

The Plan permits eligible employees participating in the Plan the opportunity to defer up to 15 percent of their compensation, as defined, subject to certain restrictions and limitations, and to have that amount contributed to the Plan and the related taxes deferred. Employees may also contribute, subject to certain restrictions and limitations, up to 10 percent of compensation to the Plan on a post-tax basis.

Matching Contributions
----------------------
The Company will contribute, on a monthly basis, subject to certain limitations and exclusions, either cash or common stock of the Company in an amount equal to 50 percent of the first 6 percent contributed by the Participants. Participants must have completed one year of service to be eligible for a matching contribution.

Investments
-----------
All contributions to the Plan are held and invested by Vanguard Fiduciary Trust Company (the Trustee). The Trustee maintains fifteen separate investment funds within the Plan:

              a) The Company Stock Fund consists of assets invested or held for investment in the common stock of the Company. In the event the assets cannot be immediately invested in Company common stock, the funds are invested in short-term securities pending investment in Company common stock.

              b) The Fixed Income Fund consists of assets invested in shares of the Vanguard Retirement Savings Trust. In the event the assets cannot be immediately invested in such shares or deposited as specified above, the assets are invested in direct obligations of the United States Government or agencies thereof or in obligations guaranteed as to the payment of principal and interest by the United States Government.

              c) The Windsor II Fund consists of assets invested in the Vanguard Windsor II fund, which invests primarily in stocks which seeks long-term growth and income from dividends.

              d) The Windsor Growth Fund consists of assets invested in the Vanguard Windsor Fund, which invests primarily in common stocks for the purpose of realizing long-term growth of capital and income.

              e) The Balanced Fund consists of assets invested in the Vanguard Asset Allocation Fund, which invests in stocks, bonds and cash reserves for the purpose of maximizing long-term total return with less volatility than a portfolio of common stock.

              f) The Equity Index Fund consists of assets invested in the Vanguard Growth and Income Portfolio, which invests primarily in common stocks for the purpose of realizing a total return greater than the Standard & Poor's 500 Index while maintaining fundamental investment characteristics similar to such Index.

              g) The International Growth Fund consists of assets invested in shares of the Vanguard International Growth Portfolio or such other mutual fund or funds which invest primarily in common stocks of companies based outside the United States that have above-average growth potential for the purpose of realizing long-term capital growth.

              h) The Small Cap Fund consists of assets invested in shares of the Vanguard Index Trust - Small Cap Stock Portfolio or such other mutual fund or funds which invest primarily in common stocks of small-sized companies for the purpose of providing a comparatively low-cost method of passively capturing the investment returns of small-sized companies and attempting to provide investment results that parallel the performance of the unmanaged Russell 2000 Small Stock Index.

              i) The Short-Term Bond Fund consists of assets invested in shares of the Vanguard Fixed Income Fund or Short-Term Corporate Portfolio of the Vanguard Fixed Income Securities Fund or such other mutual fund or funds which invest primarily in relatively short maturity investment-grade bonds for the purpose of providing a level of current income consistent with a two to three year average maturity while helping to preserve capital.

              j) The Prime Cap Fund consists of assets invested in the Vanguard Prime Cap fund and seeks long-term growth of capital.

              k) The Life Strategy Growth Fund consists of assets invested in the Vanguard Life Strategy Growth Portfolio. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds and reserves in order to provide growth of capital.

              l) The Life Strategy Income Fund consists of assets invested in the Vanguard Life Strategy Income Portfolio. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds and reserves in order to provide current income.

              m) The Life Strategy Conservative Growth Fund consists of assets invested in the Vanguard Life Strategy Conservative Growth portfolio. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds, and reserves in order to provide current income and a low to moderate growth of capital.

              n) The Vanguard U.S. Growth portfolio seeks to provide long-term capital appreciation by investing in common stocks of companies with above-average growth potential for the purpose of seeking long-term capital growth.

              o) The Life Strategy Moderate Growth Fund consists of assets invested in the Vanguard Life Strategy Moderate Growth Fund. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds and reserves in order to provide growth of capital and a reasonable level of current income.

     Participants have the right to elect, subject to restrictions, the investment fund or funds in which their contributions are invested. All matching contributions are initially invested in the Company Stock Fund. The Participants matching contributions are intially restricted and become unrestricted at the rate of 25 percent per year. Once unrestricted funds may be moved to one of the other investment funds.

         The number of Participants in each fund was as follows at December 31:

     Participants                                     1999          1998
     ------------                                    -----         -----
     Company Stock Fund                              2,620         2,598
     Fixed Income Fund                               1,031         1,070
     Growth Fund (Windsor II)                          480           398
     Growth Fund (Windsor)                           1,287         1,412
     Balanced Fund                                     930           928
     Equity Index Fund                               1,230         1,137
     International Growth Fund                         485           507
     Small Cap Fund                                    395           410
     Short-Term Bond Fund                              216           211
     Prime Cap Fund                                    514           270
     Life Strategy Growth Fund                         342           295
     Life Strategy Income Fund                          67            52
     Life Strategy Conservative Growth Fund            103            92
     Vanguard U.S. Growth Fund                         762           578
     Life Strategy Moderate Growth Fund                249           208


    The total number of Participants in the Plan was less than the sum of the number of Participants shown above because many were participating in more than one fund.

The number of units representing Participant interests in each fund and the related net asset value per unit were as follows at December 31:


Participant Interests

                       Company        Fixed      Windsor II    Windsor                   Equity     Int'l       Small
                        Stock        Income        Growth       Growth     Balanced      Index      Growth       Cap
                        Fund          Fund          Fund         Fund        Fund         Fund       Fund        Fund
                     ---------     ----------    ----------   ---------   ---------    ---------   --------   --------
1999:
  Units              1,479,811     29,377,686      184,244    1,695,439     639,661      679,546    194,569    145,196
  Value per unit        $31.75          $1.00       $24.97       $15.17      $23.80       $37.08     $22.49     $23.60

1998:
  Units              1,396,307     27,758,796      166,330    1,723,080     604,172      608,601    189,439    137,920
  Value per unit        $32.85          $1.00       $29.85       $15.57      $24.38       $30.76     $18.77     $21.20


                                                                              Life                    Life
                                                     Life         Life      Strategy     Vanguard   Strategy
                     Short-Term       Prime        Strategy     Strategy  Conservative     U.S.     Moderate
                        Bond           Cap          Growth       Income      Growth       Growth    Growth
                        Fund           Fund          Fund         Fund        Fund         Fund       Fund
                     ----------     ---------     ---------     --------  ------------   --------  ---------
1999:
  Units                174,132        157,036      163,296       39,779      75,379      265,236    160,284
  Value per unit        $10.53         $62.07       $21.41       $12.82      $15.10       $43.53     $18.18

1998:
  Units                190,471         55,034      111,726       36,853      61,392      170,734     99,362
  Value per unit        $10.84         $47.66       $18.79       $13.22      $14.71       $37.49     $16.86


     The accompanying Statement of Financial Condition as of December 31, 1999 includes all individual investments which exceed five percent of the Plan's total assets at this date. The only non-participant directed investment is the Engelhard Corp Stock Fund and is included in the accompanying Statement of Financial Condition.

     Included in the Engelhard Corporation Stock Fund is $6,739,752 at December 31, 1999 and $6,078,815 at December 31, 1998 of restricted
Company matching contributions.

Vesting
-------
Participants at all times have a fully vested and non-forfeitable interest in their contributions and in the matching contributions allocated to their account.

Loan Provision
--------------
The Plan allows Participants who have participated in the Plan for at least one year to borrow funds from their accounts, subject to certain terms and conditions, at a reasonable interest rate as determined by the Company in accordance with applicable laws and regulations.

Termination
-----------
The Company, although it expects and intends to continue the Plan indefinitely, has reserved the right of the Board to terminate or amend the Plan.

Distributions and Withdrawals
-----------------------------
All distributions and withdrawals from the Plan are made to Participants in a lump sum cash payment except those amounts distributed from the Company Stock Fund which may, at the Participant's election, be paid in full shares of the Company's common stock with cash paid in lieu of fractional shares.

Note 2 -      Accounting Policies

     The accounts of the Plan are maintained on an accrual basis. Purchases and sales of investments are reflected on a trade date basis. Assets of the Plan are valued at fair value. Gains and losses on distributions to Participants and sales of investments are based on average cost.

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results may differ from those estimates.

     The Plan provides for various investment options in any combination of stocks or mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the Statement of Financial Condition and the Statement of Income and Changes in Plan Equity.

     Certain 1997 amounts have been reclassified to conform to 1998 classifications.

Note 3 -      Income Tax Status

     The Plan and the Trust created thereunder are intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986, as amended (the
Code) and the Plan includes a cash or deferred arrangement intended to meet the requirements of Section 401(k) of the Code. The Internal Revenue Service has issued a favorable determination letter as to the Plan's qualified status under the Code. Amounts contributed to and earned by the Plan are not taxed to the employee until a distribution from the Plan is made. In addition, the unrealized appreciation on any shares of common stock of the Company distributed to an employee is not taxed until the time of disposition of such shares. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is designed and is currently operating in compliance with the Internal Revenue Code.

Note 4 -      Administrative Expenses

     All expenses of the Plan, with the exception of loan application and loan administration fees, are paid for by the Company. Investment advisory fees for portfolio management of the Vanguard funds are paid directly from fund earnings.

Advisory fees are included in the fund expense ratio and will not reduce the assets of the Plan. Brokerage commissions paid to purchase Engelhard Corporation common stock are being charged against each Participant's fund unit value.

Note 5 -      Concentrations of Credit Risk

     Financial instruments which potentially subject the Plan to concentrations of credit risk consist principally of investment contracts with insurance and other financial institutions. The Plan places its investment contracts with high-credit quality institutions and, by policy, limits the amount of credit exposure to any one financial institution.

Note 6 -      Investments

     Investments in the common stock of the Company are valued at the readily-available, quoted market price as of the valuation date and investments in Vanguard Funds are valued based on the quoted net asset value (redemption value) of the respective investment fund as of the valuation date.

The net realized gain (loss) on disposition of investments was computed as follows:

Net realized gain (loss)
                                  Company      Fixed       Windsor II      Windsor                  Equity         Int'l
                                   Stock       Income        Growth        Growth      Balanced      Index         Growth
                                   Fund         Fund          Fund          Fund         Fund        Fund          Fund
                               -----------  -----------   -----------   -----------  ----------   -----------   ----------
Year ended December 31, 1999 -
  Amount realized              $13,552,330  $19,984,245    $2,864,090    $9,003,497  $3,634,251    $5,767,060   $5,213,659
  Cost-average                  12,319,433   19,984,245     2,986,374     8,701,851   3,039,652     4,723,244    5,048,013
  Net realized gain (loss)       1,232,897            -      (122,284)      301,646     594,599     1,043,816      165,646

                                                                                                    Life
                                                                          Life         Life       Strategy      Vanguard
                                   Small    Short-term       Prime      Strategy     Strategy   Conservative      U.S.
                                    Cap        Bond           Cap        Growth       Income       Growth        Growth
                                    Fund       Fund          Fund         Fund         Fund         Fund          Fund
                                ----------  -----------  -----------  -----------  -----------  ------------  -----------
Year ended December 31, 1999 -
  Amount realized               $1,623,944   $1,626,617  $2,927,966      $896,470   $1,696,189    $825,695    $3,789,056
  Cost-average                   1,608,570    1,636,668   2,769,791       829,816    1,690,321     811,809     3,589,918
  Net realized gain (loss)          15,374      (10,051)    158,175        66,654        5,868      13,886       199,138


                                   Life
                                 Strategy
                                 Moderate
                                  Growth
                                   Fund      Combined
                               -----------  -----------
Year ended December 31, 1999 -
  Amount realized               1,056,995   $74,462,064
  Cost-average                  1,005,275    70,744,980
  Net realized gain (loss)         51,720     3,717,084


                                  Company       Fixed     Windsor II   Windsor                      Equity         Int'l
                                   Stock        Income      Growth      Growth       Balanced       Index         Growth
                                   Fund         Fund         Fund        Fund        Fund           Fund           Fund
                                ------------ -----------  -----------  ---------   ------------  -----------    -----------
Year ended December 31, 1998 -
  Amount realized               $20,045,192  $10,796,138   $1,764,356 $10,014,411    $2,503,355   $4,417,345     $4,716,648
  Cost-average                   18,748,426   10,796,138    1,727,409   9,326,278     2,134,268    3,975,075      4,620,642
  Net realized gain               1,296,766            -       36,947     688,133       369,087      442,270         96,006

                                                                                                      Life          Life
                                                                           Life        Vanguard     Strategy      Strategy
                                   Small      Short-term      Prime      Strategy        U.S.        Income      Conservative
                                   Cap           Bond         Cap         Growth        Growth       Growth         Growth
                                   Fund          Fund         Fund         Fund          Fund         Fund           Fund
                                -----------  -----------  -----------  ------------  -----------  -----------   ------------
Year ended December 31, 1998 -
  Amount realized                $1,534,209   $2,644,925   $1,309,019    $357,992    $1,750,108   $5,862,331      $  373,171
  Cost-average                    1,467,251    2,642,658    1,303,764     329,541     1,670,832    5,856,949         372,388
  Net realized gain                  66,958        2,267        5,255      28,451        79,276        5,382             783



                                   Life
                                 Strategy
                                 Moderate
                                  Growth
                                   Fund         Combined
                                ----------     -----------
Year ended December 31, 1998 -
  Amount realized               $359,160       $68,448,360
  Cost-average                   338,313        65,309,932
  Net realized gain               20,847         3,138,428




                                   Company       Fixed        Windsor                   Equity         Int'l       Small
                                    Stock       Income        Growth     Balanced       Index         Growth        Cap
                                    Fund         Fund          Fund        Fund          Fund          Fund         Fund
                                -----------  -----------   -----------  ----------   -----------   -----------   ----------
Year ended December 31, 1997 -
  Amount realized               $39,601,904   $9,844,450   $18,957,239  $5,191,173   $10,324,840    $7,200,253   $3,786,809
  Cost-average                   38,302,243    9,844,450    18,253,481   4,938,804    10,075,327     7,097,454    3,716,178
  Net realized gain (loss)        1,299,661            -       703,758     252,369       249,513       102,799       70,631

                                                                            Life          Life
                                               Vanguard        Life       Strategy      Strategy      Life
                                 Short-term      U.S.        Strategy   Conservative    Moderate    Strategy
                                    Bond        Growth        Growth       Growth        Growth      Income
                                    Fund         Fund          Fund         Fund          Fund        Fund         Combined
                                -----------  ------------  -----------  -------------   --------    --------      ------------
Year ended December 31, 1997 -
  Amount realized               $14,604,327   $6,117,191   $1,241,894   $1,189,027      $837,015    $4,522,250    $123,418,372
  Cost-average                   14,603,891    6,139,359    1,237,389    1,163,139       830,870     4,530,073     120,732,658
  Net realized gain (loss)              436      (22,168)       4,505       25,888         6,145        (7,823)      2,685,714



The net unrealized appreciation (depreciation) of investments held was computed as follows:

Net unrealized appreciation (depreciation)
                                 Company     Windsor II     Windsor                     Equity      Int'l        Small
                                  Stock        Growth       Growth       Balanced        Index      Growth        Cap
                                  Fund          Fund         Fund          Fund          Fund        Fund         Fund
                               -----------   ----------   -----------   -----------  -----------  ----------   ----------
Year ended December 31, 1999 -
  Balance, beginning of year    $7,354,735    $(95,848)   $  (18,949)    $3,415,997   $4,646,357    $449,768    $  13,960
  Net change                    (2,322,572)   (813,849)     (692,583)      (955,994)   3,074,287     527,452      319,072
  Balance, end of year           5,032,163    (909,697)     (711,532)     2,460,003    7,720,644     977,220      333,032

                                                                                         Life                      Life
                                                              Life         Life        Strategy      Vanguard    Strategy
                               Short-term       Prime       Strategy     Strategy    Conservative      U.S.      Moderate
                                  Bond           Cap         Growth       Income        Growth        Growth      Growth
                                  Fund          Fund          Fund         Fund          Fund          Fund        Fund
                               -----------   -----------   ----------   ----------   ------------  -----------  ----------
Year ended December 31, 1999 -
  Balance, beginning of year    $ 6,516      $  259,756    $200,585      $ 7,018       $41,390      $  875,867   $162,667
  Net change                    (43,456)      1,304,969     316,441      (15,142)       13,351       1,187,375    128,885
  Balance, end of year          (36,940)      1,564,725     517,026       (8,124)       54,741       2,063,242    291,552

                                 Combined
                               ------------
Year ended December 31, 1999 -
  Balance, beginning of year    $17,319,819
  Net change                      2,028,236
  Balance, end of year           19,348,055

                                 Company      Windsor                      Equity      Int'l          Small        Windsor II
                                  Stock       Growth       Balanced        Index       Growth         Cap            Growth
                                  Fund         Fund          Fund          Fund         Fund          Fund            Fund
                               -----------  ----------    ----------    -----------   --------     ----------      -----------
Year ended December 31, 1998 -
  Balance, beginning of year   $ 3,311,669  $2,664,689    $2,077,311    $2,715,759    $112,832     $349,219        $      -
  Net change                     4,043,066  (2,683,638)    1,338,686     1,930,598     336,936     (335,259)        (95,848)
  Balance, end of year           7,354,735     (18,949)    3,415,997     4,646,357     449,768       13,960         (95,848)

                                                              Life                      Life
                                   Life        Life         Strategy      Vanguard    Strategy
                                 Strategy    Strategy     Conservative      U.S.      Moderate      Short-term       Prime
                                  Growth      Income         Growth        Growth      Growth         Bond            Cap
                                   Fund        Fund           Fund          Fund        Fund          Fund            Fund
                               -----------  ----------    ------------  -----------   --------      ---------     ------------
Year ended December 31, 1998 -
  Balance, beginning of year     $ 37,478     $   632      $ 1,881       $125,861     $ 53,342       $4,691                 -
  Net change                      163,107       6,386       39,509        750,006      109,325        1,825          $259,756
  Balance, end of year            200,585       7,018       41,390        875,867      162,667        6,516           259,756

                                  Combined
                                 -----------
Year ended December 31, 1998 -
  Balance, beginning of year     $11,455,364
  Net change                       5,864,455
  Balance, end of year            17,319,819

                                  Company      Windsor                  Equity      Int'l      Small    Short-term
                                   Stock       Growth     Balanced       Index      Growth      Cap        Bond
                                   Fund         Fund        Fund         Fund        Fund       Fund        Fund
                                -----------  ----------  ----------  -----------   --------  ---------  -----------
Year ended December 31, 1997 -
  Balance, beginning of year    $ 8,503,713  $3,101,263  $1,046,423  $1,476,146    $262,962  $155,376     $   334
  Net change                     (5,192,044)   (436,574)  1,030,888   1,239,613    (150,130)  193,843       4,357
  Balance, end of year            3,311,669   2,664,689   2,077,311   2,715,759     112,832   349,219       4,691

                                                             Life                      Life
                                    Life        Life       Strategy      Vanguard    Strategy
                                  Strategy    Strategy   Conservative      U.S.      Moderate
                                   Growth      Income       Growth        Growth      Growth
                                    Fund        Fund         Fund          Fund        Fund       Combined
                                -----------  ----------  ------------  -----------   --------   ------------
Year ended December 31, 1997 -
  Balance, beginning of year     $ 4,378      $(4,762)     $1,466       $(47,934)   $ 3,383     $14,502,748
  Net change                      33,100        5,394         415        173,795     49,959      (3,047,384)
  Balance, end of year            37,478          632       1,881        125,861     53,342      11,455,364


Note 7 -      Related Party Transactions

     For the 1999 plan year, the Company transferred 154,351 treasury stock shares (representing a contribution dollar amount of $2,968,262) to Vanguard to fund the employer match. The number of shares transferred each month represented the employer matching contribution divided by the closing market price on the day the contribution was remitted.

Note 8 -      Transfer from Mearl Corporation Employee's Profit Sharing Plan

     The Mearl Corporation Employee's Profit Sharing Plan was terminated on March 31, 1999. All Participants were given the option to a) receive a cash payment, b) transfer their balance to an Individual Retirement Account, or
c) transfer their balance to one of the Engelhard Corporation 401K Plans. All amounts transferred under option "c" above are shown on the Statement of Income and Changes in the Plan Equity for the year ended December 31, 1999.

Note 9 -      Voluntary Compliance Resolution Program

     During 1999 the Company discovered possible compliance violations with certain administrative practices of the Plan. The Company has filed under a Voluntary Compliance Resolution Program (VCRP) with the Internal Revenue Service on behalf of the Plan. The Compliance issues involve failure to distribute required minimum distributions from the Plan with respect to certain Participants who have reached the age of 70 1/2. The issue effected approximately 10 Participants in the Plan. The VCRP is pending approval from the Internal Revenue Service. The Company has taken corrective actions to prevent any further occurrences of this issue. The Company and Plan Administrator do not believe the issues will have a material effect on the financial statements.

              Salary Deferral Savings Plan of Engelhard Corporation
                            Schedule of Investments
                              at December 31, 1999


                                                                  Approximate
                                                       Cost       Market Value
                                                   ------------  --------------
Common Stock of Engelhard Corporation              $41,566,930   $ 46,599,093
 (2,499,584 shares)

Vanguard Retirement Savings Trust                   29,270,606     29,270,606

Vanguard Windsor II Fund                             5,463,729      4,554,032

Vanguard Windsor Fund                               26,307,156     25,595,624

Vanguard Asset Allocation Fund                      12,687,277     15,147,280

Vanguard Growth and Income Portfolio                17,357,471     25,078,115

Vanguard International Growth Portfolio              3,370,315      4,347,535

Vanguard Index Trust                                 3,073,325      3,406,357

Vanguard Fixed Income Securities Fund                1,858,566      1,821,626

Vanguard Life Strategy Growth Portfolio              2,932,443      3,449,469

Vanguard Prime Cap Fund                              8,121,143      9,685,868

Vanguard Life Strategy Income Portfolio                513,702        505,578

Vanguard Life Strategy Conservative Growth Portfolio 1,076,652      1,131,393

Vanguard U.S. Growth Fund                            9,399,429     11,462,671

Vanguard Life Strategy Moderate Growth Portfolio     2,597,758      2,889,310
                                                  ------------   ------------
    Total                                         $165,596,502   $184,944,557
                                                  ============   ============

              Salary Deferral Savings Plan of Engelhard Corporation
                            Schedule of Investments
                              at December 31, 1998


                                                                  Approximate
                                                       Cost       Market Value
                                                   ------------  --------------
Common Stock of Engelhard Corporation              $38,036,386   $ 45,391,121
 (2,327,750 shares)

Vanguard Retirement Savings Trust                   27,603,965     27,603,965

Vanguard Windsor II Fund                             5,003,101      4,907,253

Vanguard Windsor Fund                               26,657,623     26,638,674

Vanguard Asset Allocation Fund                      11,208,522     14,624,519

Vanguard Growth and Income Portfolio                13,930,929     18,577,286

Vanguard International Growth Portfolio              3,072,133      3,521,901

Vanguard Index Trust                                 2,880,870      2,894,830

Vanguard Fixed Income Securities Fund                2,040,505      2,047,021

Vanguard Life Strategy Growth Portfolio              1,859,943      2,060,528

Vanguard Prime Cap Fund                              2,329,496      2,589,252

Vanguard Life Strategy Income Portfolio                476,323        483,341

Vanguard Life Strategy Conservative Growth Portfolio   850,159        891,549

Vanguard U.S. Growth Fund                            5,449,498      6,325,365

Vanguard Life Strategy Moderate Growth Portfolio     1,486,815      1,649,482
                                                  ------------   ------------
    Total                                         $142,886,268   $160,206,087
                                                  ============   ============

                       CONSENT OF INDEPENDENT ACCOUNTANTS
                       ----------------------------------


     As independent public accountants, we hereby consent to the incorporation of our report dated June 20, 2000 on the financial statements and financial statement schedule as of, and for the year ended December 31, 1999 of the Salary Deferral Savings Plan of the Engelhard Corporation into the Company's previously filed Registration Statements on Form S-8 File Nos.: 2-72830
                                                                2-81559
                                                                2-84477
                                                                2-89747
                                                                33-28540
                                                                33-37724
                                                                33-40365
                                                                33-40338
                                                                33-43934
                                                                33-65990
                                                                333-02643
                                                                333-71439

                                 /s/ Arthur Andersen L.L.P.






New York, New York
June 20, 2000

                       Consent of Independent Accountants

     We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 2-72830, 2-81559, 2-84477, 2-89747, 33-28540,
33-37724, 33-40365, 33-40338, 33-43934, 33-65990, 333-02643 and 333-71439) of
Engelhard Corporation and Subsidiaries of our report dated June 18, 2000 relating to the financial statements and financial statement schedule of the Salary Deferral Savings Plan of Engelhard Corporation as of December 31, 1998, and for each of the two years in the period ended December 31, 1998 which appears in this Form 11-K.




New York, New York                           /S/PRICEWATERHOUSECOOPERS
June 18, 2000

                                   Signature
                                   ---------

                                   Form 11-K

             Salary Deferral Savings Plan of Engelhard Corporation



     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Pension and Employee Benefit Plans Committee of Engelhard Corporation has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Iselin, New Jersey on this 20th day of June, 2000.









                                        /s/ John C. Hess
                                            -------------
                                        By: John C. Hess
                                            Secretary to the Committee and
                                            Vice President of Human Resources